Exhibit 99.28

EXCLUSIVITY AGREEMENT

This EXCLUSIVITY AGREEMENT (this “Agreement”) is entered into as of August 9, 2016 between Affinity Gaming, a Nevada corporation (the “Company”), and Z Capital Partners, L.L.C., a Delaware limited liability company (“Z Capital”).

WHEREAS, Z Capital and the Company desire to engage in preliminary, non-binding discussions regarding the terms of a potential transaction involving the Company and Z Capital (the “Transaction”).

NOW, THEREFORE, in consideration of the willingness of Z Capital to devote such time, effort and resources in connection with the pursuit of the potential Transaction and other good and valuable consideration acknowledged to have been received by the parties, Z Capital and the Company hereby agree as follows:

1.  Exclusivity.  The Company agrees that it shall not, and shall not permit any of its subsidiaries to, and will cause its and their respective officers, directors, employees, advisors (including attorneys, accountants, financial advisors, consultants and investment bankers), agents and representatives not to, at any time from the date hereof through the date that is fifteen (15) days after the date hereof (the “Exclusivity Period”), directly or indirectly, (a) solicit, initiate or actively encourage submission of proposals or offers from any person or entity, other than Z Capital and its affiliates, relating to any acquisition of the Company or any of its subsidiaries or a material portion of their respective assets or voting securities, or any business combination involving the Company or any of its subsidiaries, or (b) participate in any negotiations regarding, or furnish to any other person or entity any non-public information with respect to, or otherwise further cooperate in any way with, or assist or actively participate in, actively facilitate or encourage, any effort or attempt by any other person or entity other than Z Capital and its affiliates to do or seek any of the foregoing.  During the Exclusivity Period, the Company shall promptly advise Z Capital if any such proposal or offer, or any inquiry by any person or entity with respect thereto, is made, shall promptly inform Z Capital of all the terms and conditions thereof, and shall furnish to Z Capital copies of any such written proposal or offer and the contents of any communications in response thereto.  In addition, the Company agrees that it will immediately cease, from the date hereof through the end of the Exclusivity Period, any existing discussions or negotiations with any person or entity other than Z Capital and its affiliates that relate to, or may reasonably be expected to lead to, any transaction of the type described in Section 1(a).

2.  Non-Assignability.  This Agreement shall not be assignable without the prior written consent of the non-assigning party.

3.  Governing Law and Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without giving effect to the conflicts of law principles thereof.  Each party irrevocably and unconditionally submits to the exclusive jurisdiction of any State or Federal court sitting in Clark County in the State of Nevada over any suit, action or proceeding arising out of or relating to this Agreement.  Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

4.  Remedies.  The Company agrees that monetary damages would not be a sufficient remedy for any breach of this Agreement by the Company and that Z Capital shall be entitled to seek equitable relief, including an injunction or injunctions and specific performance, as a remedy for any such breach without posting any bond or security, and that such remedy shall not be deemed to be the exclusive remedy for a breach by the Company of this Agreement but shall be in addition to all other remedies available to Z Capital at law or in equity.

5.  Entire Agreement. This Agreement  constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior oral or written agreements related thereto.

6.  Amendments and Waivers.  Neither this Agreement nor any of the terms hereof may be amended or waived except by an instrument in writing signed by the party against which enforcement of the termination, amendment or waiver is sought.  The performance or observance of any provision of this Agreement may be waived in whole or in part and any period of time relating to such performance or observance may be extended from time to time, as agreed by the parties hereto in writing.

7.  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the day and year first above written.

AFFINITY GAMING

By:	/s/ David Reganato
	Name:	David Reganato
	Title:	Chairman

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni, Jr.
	Name:	James J. Zenni, Jr.
	Title:	President